Future Cardia, Inc.



ANNUAL REPORT

910 Woodbridge Court

Safety Harbor, FL 34695

(727) 470-3466

https://futurecardia.com/

This Annual Report is dated April 29, 2024.

BUSINESS

Future Cardia, Inc. ("Future Cardia" or the "Company") is developing a tiny, insertable cardiac device to monitor Heart Failure and reduce unnecessary hospitalizations. The device utilizes multi-sensors, remote monitoring technology, and cloud-based Artificial Intelligence for long-term comprehensive cardiac monitoring.

This is a simple 2-minute office procedure that does not require a follow-up, saving time for both patients and cardiologists. The device is inserted under the skin for improved accuracy and does not require invasive surgery that other implanted devices do.

Corporate History

Future Cardia, Inc. was initially established under the name Oracle Health, Inc. as a C-corp under Delaware laws on May 9, 2019. The Company changed its domicile from Delaware to Nevada on June 8, 2022, by forming a wholly owned subsidiary, Oracle Health, Inc. (the "Merger Sub"), on June 3, 2022, under Nevada laws and merging with and into the Merger Sub with the Merger Sub continuing as the surviving entity.

The Company subsequently changed its name to Future Cardia, Inc. on July 21, 2022.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $2,594,689.00

Use of proceeds: Engineering, Research and Development, Business operation,

Date: February 29, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $269,000.00

Use of proceeds: Engineering, R&D, Business operation.

Date: April 20, 2020

Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $148,500.00

Use of proceeds: Business Operation

Date: May 06, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $6,334,610.00

Number of Securities Sold: 3,167,305

Use of proceeds: Research and Development, Administrative and Corporate Expenses, and FDA Clearance and Patent Protection

Date: June 30, 2022

Offering exemption relied upon: Regulation A+

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

The Company has not realized revenue as of December 31, 2023, and 2022.

Cost of revenues

The Company has not realized revenue and the related cost of revenues as of December 31, 2023, and 2022.

Gross profit and gross margin

The Company has not realized revenue or gross profit as of December 31, 2023, and 2022.

Operating expenses (excluding R&D)

The Company had operating expenses (excluding research and development expenses, discussed below) of $802,584 and $776,504 as of December 31, 2023, and 2022, respectively. These expenses consisted primarily of stock-based compensation, salaries and wages, professional fees, advertising, capital raise fees, interest expenses, depreciation expenses and general and administrative expenses.

Research and Development expenses

The Company had research and development expenses of $2,771,836 and $2,190,067 as of December 31, 2023, and 2022, respectively. Research and development expenses consist primarily of services and costs related to the development of our insertable cardiac device.

The increases in both Operating and Research & Development expenses are due to the successful patient implants in 2023. In 2022 the effort was in the design and animal lab testing. While for 2023, the efforts were on full manufacturing for human implants.

Net loss

The Company had a net loss of $3,502,8221 and $3,488,821 as of December 31, 2023, and 2022, respectively. The increase in net loss was primarily a result of increased research and development activities.

Historical results and cash flows:

The Company is currently in the research and development and initial production stage and pre-revenue.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we believe the value of the Company is based on patient implants and patient data.

Past cash was primarily generated through equity investments.

Our goal is to successfully implant in patients in 2024.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,157,696.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Sand Hill Angels

Amount Owed: $86,000.00

Interest Rate: 6.0%

Maturity Date: June 30, 2024

Notes convert upon a Qualified Equity Financing or change of control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Preferred Equity Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $20,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

Creditor: Sixto Group

Amount Owed: $90,000.00

Interest Rate: 6.0%

Maturity Date: June 30, 2024

Notes convert upon a Qualified Equity Financing or change of control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Preferred Equity Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $20,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

Creditor: Jon and Joanne Rank

Amount Owed: $100,000.00

Interest Rate: 6.0%

Maturity Date: August 02, 2024

Notes convert upon a Qualified Equity Financing or change of control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Preferred Equity Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $20,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

Creditor: Sandhill Angels XI, LLC

Amount Owed: $10,000.00

Interest Rate: 6.0%

Maturity Date: December 29, 2025

Notes convert upon a Qualified Equity Financing or change of control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Preferred Equity Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $40,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing. See the Company Securities section, above, for further information.

Creditor: Sixto Group

Amount Owed: $100,000.00

Interest Rate: 6.0%

Maturity Date: March 01, 2026

Notes convert upon a Qualified Equity Financing or change of control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Preferred Equity Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $40,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing. See the Company Securities section, above, for further information.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jaeson Bang

Jaeson Bang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Founder, Secretary, Treasurer, and Director

Dates of Service: May, 2019 - Present

Responsibilities: Clinical, Technology, and overall business affairs and operations. Currently receives a salary for 2022 of $175K with no equity compensation.

Name: Lauren Iaslovits

Lauren Iaslovits's current primary role is with Meel Corp. Lauren Iaslovits currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: October, 2021 - Present

Responsibilities: Advisory role and contributes her time as required

Other business experience in the past three years:

Employer: Meel Corp

Title: CEO

Dates of Service: January, 2014 - Present

Responsibilities: Sales and Operation

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jaeson Bang

Amount and nature of Beneficial ownership: 8,500,000

Percent of class: 55.86

RELATED PARTY TRANSACTIONS

Name of Entity: Jaeson Bang

Relationship to Company: CEO, Director, and 20%+ Owner

Nature / amount of interest in the transaction: Company was fully financed by Jaeson Bang in 2019. And partially in 2020. Thus unrealized losses were reduced to 0.

Material Terms: 2019 - company expense of $5913 was reduced to zero. 2020: company expense of $25030 was reduced to zero.

Name of Entity: Jaeson Bang

Relationship to Company: Director

Nature / amount of interest in the transaction: We licensed the intellectual property for our implantable heart failure monitoring device from our founder and CEO, Jaeson Bang, from September 21, 2020 to April 18, 2021. Under our license agreement with Mr. Bang dated September 21, 2020, we had a nonexclusive, nontransferable, royalty free, perpetual, worldwide, irrevocable and non-assignable license to commercially utilize the intellectual property relating to the implantable heart monitoring device to develop and commercialize the implantable heart monitoring device for human use during the license period. We had not paid Mr. Bang any royalties or other fees under this license agreement.

Material Terms:

Name of Entity: Jaeson Bang

Relationship to Company: CEO, Director, and 20%+ Owner

Nature / amount of interest in the transaction: On April 19, 2021, we entered into an assignment agreement with Mr. Bang, pursuant to which Mr. Bang transferred all of his right, title and interest in the intellectual property assets described by and embodied in the patent applications (62/853,899/ PCT/US20/35171) relating to the implantable heart monitoring device to our company for $100 in cash.

Material Terms:

Name of Entity: Jaeson Bang

Relationship to Company: CEO, Director, and 20%+ Owner

Nature / amount of interest in the transaction: On January 7, 2022, the Company entered into an executive employment agreement with Mr. Bang pursuant to which Mr. Bang is entitled to an annual base salary of $175,000.

Material Terms: In 2022, Mr. Bang received a total cash compensation of $175,000 from the Company and did not receive any other compensation.

Name of Entity: Jaeson Bang

Relationship to Company: CEO, Director, and 20%+ Owner

Nature / amount of interest in the transaction: On March 25, 2024, the Company entered into an executive employment agreement with Mr. Bang pursuant to which Mr. Bang is entitled to an annual base salary of $250,000 effective from January 1st, 2023.

Material Terms: In 2023, Mr. Bang received a total cash compensation of $250,000 from the Company and did not receive any other compensation.

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, Convertible Notes, Convertible Note, SAFES – Simple Agreements for Future Equity, SAFE , Crowd Notes, Convertible Note , and Convertible Note. As part of the Regulation

Crowdfunding raise, the Company will be offering up to 1,694,915 of Common Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 15,127,578 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 1,165,000 shares to be issued pursuant to Equity Incentive Plan and Outside Plan stock options issued.

The total amount outstanding includes 405,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding DOES NOT include 87,965 shares of Common Stock issued subsequent to the offering's opening.

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Equity Incentive Plan

On February 1, 2020, our board of directors and our stockholders approved the Company's 2020 Equity Incentive Plan, or our 2020 plan. The 2020 plan is a stock-based compensation plan that provides for discretionary grants of stock options, stock awards and stock unit awards to key employees, non-employee directors and consultants. The purpose of our 2020 plan is to attract, motivate, and retain directors, employees, and others in a position to affect the financial and operational performance of our company and to recognize contributions made to our company by these persons and to provide them with additional incentive to achieve the objectives of our company. As of April 25th, 2024, the Company had granted an aggregate of 1,115,000 options under the 2020 plan. The following is a summary of our 2020 plan.

Administration. Our 2020 plan will be administered by our board of directors, unless we establish a committee of the board of directors for this purpose (we refer to the body administering our 2020 plan as the administrator). The administrator will have full authority to select the individuals who will receive awards under our 2020 plan, determine the form and amount of each of the awards to be granted and establish the terms and conditions of awards.

Number of Shares of Common Stock. The number of shares of the common stock that may be issued under our 2020 plan is 1,500,000. Shares issuable under our 2020 plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under our 2020 plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under our 2020 plan. The number of shares of common stock issuable under our 2020 plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of our company or any similar corporate transaction. In each case, the administrator has the discretion to make adjustments it deems necessary to preserve the intended benefits under our 2020 plan. No award granted under our 2020 plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All employees designated as key employees, including consultants, for purposes of our 2020 plan and all non-employee directors and advisors are eligible to receive awards under our 2020 plan.

Awards to Participants. The Plan provides for discretionary awards of stock options, stock awards and stock unit awards to participants. Each award made under our 2020 plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the administrator in its sole discretion, consistent with the terms of our 2020 plan.

Stock Options. The administrator has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; provided that the exercise price of each stock option will be the fair market value (as defined in the 2020 Plan) of the common stock on the date on which the option is granted, except that the exercise price per share under a non-qualified stock option may be less than 100% of the fair market value of such shares on the date such option is granted provided that, and only if, the board of directors approves a lower price after consideration of the application of Section 409A of the internal revenue code, each option will expire no later than ten years from the date of grant and no dividend equivalents may be paid with respect to stock options. It is intended that stock options qualify as "performance-based compensation" under Section 162(m) of the internal revenue code and thus be fully deductible by us for federal income tax purposes, to the extent permitted by law.

In addition, an incentive stock option granted to a key employee is subject to the following rules: (i) the aggregate fair market value (determined at the time the option is granted) of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a key employee during any calendar year (under all incentive stock option plans of our company and its subsidiaries) cannot exceed $100,000, and if this limitation is exceeded, that portion of the incentive stock option that does not exceed the applicable dollar limit will be an incentive stock option and the remainder will be a non-qualified stock option; (ii) if an incentive stock option is granted to a key employee who owns stock possessing more than 10% of the total combined voting power of all class of stock of our company, the exercise price of the incentive stock option will be 110% of the fair market value of the common stock on the date of grant and the incentive stock option will expire no later than five years from the date of grant; and (iii) no incentive stock option can be granted after ten years from the date our 2020 plan was adopted.

Stock Awards. The administrator has the discretion to grant stock awards to participants. Stock awards will consist of shares of common stock granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the administrator. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse, and the administrator in its discretion can accumulate and hold such amounts payable on any other stock awards until the restrictions on the stock award lapse.

Stock Units. The administrator has the discretion to grant stock unit awards to participants. Each stock unit entitles the participant to receive, on a specified date or event set forth in the award agreement, one share of common stock or cash equal to the fair market value of one share on such date or event, as provided in the award agreement. The number of stock units awarded to each participant, and the terms and conditions of the award, will be at the discretion of the administrator. Unless otherwise specified in the award agreement, a participant will not be a shareholder with respect to the stock units awarded to him prior to the date they are settled in shares of common stock. The award agreement may provide that until the restrictions on the stock units lapse, the participant will be paid an amount equal to the dividends that would have been paid had the stock units been actual shares; provided that dividend equivalents otherwise payable on any performance-based stock units will be held by us and paid only to the extent the restrictions lapse, and the administrator in its discretion can accumulate and hold such amounts payable on any other stock units until the restrictions on the stock units lapse.

Payment for Stock Options and Withholding Taxes. The administrator may make one or more of the following methods available for payment of any award, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cash received from a broker-dealer to whom the holder has submitted an exercise notice together with irrevocable instructions to deliver promptly to us the amount of sales proceeds from the sale of the shares subject to the award to pay the exercise price or withholding tax; (iii) by directing us to withhold shares of common stock otherwise issuable in connection with the award having a fair market value equal to the amount required to be withheld; and (iv) by delivery of previously acquired shares of common stock that are acceptable to the administrator and that have an aggregate fair market value on the date of exercise equal to the exercise price or withholding tax, or certification of ownership by attestation of such previously acquired shares.

Provisions Relating to a "Change in Control" of our Company. Notwithstanding any other provision of our 2020 plan or any award agreement, in the event of a "Change in Control" of our company, the administrator has the discretion to provide that all outstanding awards will become fully exercisable, all restrictions applicable to all awards will terminate or lapse, and performance goals applicable to any stock awards will be deemed satisfied at the highest target level. In addition, upon such Change in Control, the administrator has sole discretion to provide for the purchase of any outstanding stock option for cash equal to the difference between the exercise price and the then fair market value of the common stock subject to the option had the option been currently exercisable, make such adjustment to any award then outstanding as the administrator deems appropriate to reflect such Change in Control and cause any such award then outstanding to be assumed by the acquiring or surviving corporation after such Change in Control.

Effect of Termination of Employment; Company Repurchase Right. The right to exercise an option (to the extent that it is vested) following termination of a participant's employment or service with our company will expire thirty (30) days following the termination of employment or service, except (i) to the extent any longer period is permitted under the rules of section 422 of the internal revenue code with respect to a participant's death or disability, and (ii) if a participant's employment or service with our company is terminated for cause, as that term is defined in our 2020 plan, then, immediately upon the termination of the participant's employment or service with us, all vested and unvested awards granted to participant shall be immediately forfeited and automatically terminate. With respect to an award of our restricted common stock, upon a death or disability, all of the shares of restricted common stock subject to an award shall become immediately vested. Upon the termination of a participant's employment or service with our company for any reason, we will have the right, but not the obligation, until the first anniversary of the termination of the participant's employment or service to repurchase some or all of the vested shares and/or the vested options from the participant, the participant's estate (in the case of the participant's death), or any permitted transferee of such vested shares and/or vested options. When exercising this right, we shall pay the participant an amount per share equal to the lesser of (i) the price per share paid by the participant for such shares and (ii) the lesser of the fair market value of the shares as of the date of termination of the participant's employment with us and the date we exercise the repurchase right.

Amendment of Award Agreements; Amendment and Termination of our 2020 plan; Term of our 2020 plan. The administrator may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule.

The Board may terminate, suspend or amend our 2020 plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed.

Notwithstanding the foregoing, neither our 2020 plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. (This prohibition on repricing without shareholder approval does not apply in case of an equitable adjustment to the awards to reflect changes in the capital structure of our company or similar events.)

No awards may be granted under our 2020 plan on or after the tenth anniversary of the effective date of our 2020 plan.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Shares of preferred stock have not been designated or issued at this time.

Convertible Notes

The security will convert into Preferred stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $176,000.00

Maturity Date: June 30, 2024

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: Prior to maturity, if the Company issues preferred equity securities in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $5,000,000, excluding conversion of the notes or other convertible securities (a "Qualified Financing"), then the notes, and any accrued but unpaid interest thereon, will automatically convert at the lesser of (a) 80% of the per share price paid by the purchasers of such preferred equity securities in the Qualified Financing or (b) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding shares of the Company's common stock prior to the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares reserved under any equity incentive plan of the Company and any equity incentive plan to be created in connection with the Qualified Financing but excluding conversion of the notes or other convertible securities issued for capital raising purposes), and (iv) at the option of the holder upon a liquidity event as such term is defined in the notes, the holder may elect to receive a cash payment of the principal and interest then outstanding under such notes, plus 200% of the principal of such notes or convert into shares of the Company's common stock, par value $0.00001 per share, at a valuation cap of $20,000,000.

Material Rights

There are no material rights associated with Convertible Notes.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00

Maturity Date: August 02, 2024

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: Prior to maturity, if the Company issues preferred equity securities in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $5,000,000, excluding conversion of the new notes or other convertible securities (a "Qualified Financing"), then the new note, and any accrued but unpaid interest thereon, will automatically convert at the lesser of (a) 80% of the per share price paid by the purchasers of such preferred equity securities in the Qualified Financing or (b) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding shares of the Company's common stock prior to the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares reserved under any equity incentive plan of the Company and any equity incentive plan to be created in connection with the Qualified Financing but excluding conversion of the new note or other convertible securities issued for capital raising purposes), and (iv) at the option of the holder upon a liquidity event as such term is defined in the new note, the holder may elect to receive a cash payment of the principal and interest then outstanding under such new note, plus 200% of the principal of such new note or convert into shares of the Company's common stock, par value $0.00001 per share, at a valuation cap of $20,000,000.

Material Rights

There are no material rights associated with Convertible Note.

SAFES – Simple Agreements for Future Equity

The security will convert into Preferred stock and the terms of the SAFES – Simple Agreements for Future Equity are outlined below:

Amount outstanding: $120,000.00

Interest Rate: 0.0%

Discount Rate: %

Valuation Cap: $1,666,666.00

Conversion Trigger: If we sell preferred stock in an equity financing to raise capital, the SAFEs will automatically convert into that number of shares of the class of preferred stock sold in the equity financing equal to the greater of (i) the purchased amount of the SAFEs divided by the lowest price paid for the preferred stock in the equity offering and (ii) the purchased amount of the SAFEs divided by a valuation cap of $1,666,666 divided by our fully diluted capitalization (including all shares reserved for issuance under our 2020 plan).

Material Rights

In the event of a liquidity event, that is, a change of control or a firm commitment underwritten initial public offering, before the SAFEs otherwise terminate, holders of the SAFES will be entitled to receive a portion of the proceeds of that liquidity event equal to the greater of (i) the purchase amount of the SAFEs and (ii) an amount that would be payable on the number of shares of our common stock equal to the purchase amount of the SAFEs divided by the $1,666,666 valuation cap divided by our fully diluted capitalization (including all shares reserved for issuance under our 2020 plan). In the event of our dissolution or the winding up of our company before the SAFEs otherwise terminate, the SAFE holders will automatically be entitled to receive, immediately prior to the consummation of the dissolution event, a portion of the proceeds of such dissolution event equal to the amount they would be entitled to under a liquidity event. In a liquidity or dissolution event, the SAFEs are treated as preferred stock and will be considered senior to our common stock. As a result of this structure, if we do not close an equity financing of preferred stock or there is never a liquidity event or a dissolution event, the SAFEs will never convert and will remain outstanding indefinitely.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $28,500.00

Interest Rate: 0.0%

Discount Rate: %

Valuation Cap: $5,000,000.00

Conversion Trigger: If we sell preferred stock in an equity financing to raise capital, the SAFEs will automatically convert into that number of shares of the class of preferred stock sold in the equity financing equal to the greater of (i) the purchased amount of the SAFEs divided by the lowest price paid for the preferred stock in the equity offering and (ii) the purchased amount of the SAFEs divided by a valuation cap of $1,666,666 divided by our fully diluted capitalization (including all shares reserved for issuance under our 2020 plan).

Material Rights

In the event of a liquidity event, that is, a change of control or a firm commitment underwritten initial public offering, before the SAFEs otherwise terminate, holders of the SAFES will be entitled to receive a portion of the proceeds of that liquidity event equal to the greater of (i) the purchase amount of the SAFEs and (ii) an amount that would be payable on the number of shares of our common stock equal to the purchase amount of the SAFEs divided by the $1,666,666 valuation cap divided by our fully diluted capitalization (including all shares reserved for issuance under our 2020 plan). In the event of our dissolution or the winding up of our company before the SAFEs otherwise terminate, the SAFE holders will automatically be entitled to receive, immediately prior to the consummation of the dissolution event, a portion of the proceeds of such dissolution event equal to the amount they would be entitled to under a liquidity event. In a liquidity or dissolution event, the SAFEs are treated as preferred stock and will be considered senior to our common stock. As a result of this structure, if we do not close an equity financing of preferred stock or there is never a liquidity event or a dissolution event, the SAFEs will never convert and will remain outstanding indefinitely.

Crowd Notes

The security will convert into Preferred stock and the terms of the Crowd Notes are outlined below:

Amount outstanding: $269,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: On the closing of a qualified equity financing, that is, a financing in which we sell at least $1,000,000 of our preferred stock, the Crowd Notes will convert into shares of that preferred stock, subject to certain liquidation preference differences, on the earlier of (i) our election and (ii) the closing of a Corporate Transaction. As a result of this structure, if we do not elect to convert the Crowd Notes or there is never a closing of a Corporate Transaction, the Crowd Notes will never convert and will remain outstanding indefinitely.

Material Rights

Investors who purchased the first $25,000 of our Crowd Notes have a conversion price based on the lower of 80% of the price per share paid for our preferred stock in a qualified equity financing and the price per share based on a $4 million valuation cap, instead of a $5 million valuation cap applicable to later investors.

In the event of a Corporate Transaction, if the Corporate Transaction occurs prior to a qualified equity financing, the investor will receive the higher of (i) the quotient obtained by dividing the product of (1) the outstanding principal amount of the Crowd Note and our fully-diluted capitalization immediately prior to the closing of the Corporate Transaction by the (2) the applicable valuation cap, and (ii) two times the purchase price of the Crowd Note. If the Corporate Transaction occurs after a qualified equity financing, we will convert the Crowd Notes into the preferred stock offered in the qualified equity financing, pursuant to the terms of the Crowd Notes.

For purposes of our Crowd Notes, "Corporate Transaction" means: the closing of the sale, transfer or other disposition of all or substantially all of our assets; the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of equity interest of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the equity interest of our company or the surviving or acquiring entity); the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our company's securities), of our company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting interests of our company (or the surviving or acquiring entity); or an initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our company's securities immediately prior to such transaction.

The Crowd Notes are restricted securities and, as such, will not be freely tradable until one year from the initial purchase date. Each of the investors in this Crowd Note offering granted an irrevocable proxy to MicroVenture or one of its affiliates to vote the underlying securities that they will acquire if there is a conversion of the Crowd Notes on all matters coming before our shareholders for a vote.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $10,000.00

Maturity Date: December 29, 2025

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $40,000,000.00

Conversion Trigger: Qualified Financing event - please see Material Rights below

Material Rights

Prior to maturity, if the Company issues preferred equity securities in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $5,000,000, excluding conversion of the new notes or other convertible securities (a "Qualified Financing"), then the new note, and any accrued but unpaid interest thereon, will automatically convert at the lesser of (a) 80% of the per share price paid by the purchasers of such preferred equity securities in the Qualified Financing or (b) the price equal to the quotient of $40,000,000 divided by the aggregate number of outstanding shares of the Company's common stock prior to the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares reserved under any equity incentive plan of the Company and any equity incentive plan to be created in connection with the Qualified Financing but excluding conversion of the new note or other convertible securities issued for capital raising purposes), and (iv) at the option of the holder upon a liquidity event as such term is defined in the new note, the holder may elect to receive a cash payment of the principal and interest then outstanding under such new note, plus 200% of the principal of such new note or convert into shares of the Company's common stock, par value $0.00001 per share, at a valuation cap of $40,000,000.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00

Maturity Date: March 01, 2026

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $40,000,000.00

Conversion Trigger: Qualified Financing event - please see Material Rights below

Material Rights

Prior to maturity, if the Company issues preferred equity securities in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $5,000,000, excluding conversion of the new notes or other convertible securities (a "Qualified Financing"), then the new note, and any accrued but unpaid interest thereon, will automatically convert at the lesser of (a) 80% of the per share price paid by the purchasers of such preferred equity securities in the Qualified Financing or (b) the price equal to the quotient of $40,000,000 divided by the aggregate number of outstanding shares of the Company's common stock prior to the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares reserved under any equity incentive plan of the Company and any equity incentive plan to be created in connection with the Qualified Financing but excluding conversion of the new note or other convertible securities issued for capital raising purposes), and (iv) at the option of the holder upon a liquidity event as such term is defined in the new note, the holder may elect to receive a cash payment of the principal and interest then outstanding under such new note, plus 200% of the principal of such new note or convert into shares of the Company's common stock, par value $0.00001 per share, at a valuation cap of $40,000,000.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the REG CF common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health and biotechnology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Future Cardia device. Delays or cost overruns in the development of our Future Cardia device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the

Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Future Cardia was formed on May 6, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Future Cardia has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Future Cardia device is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, patents, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We will rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The successful development of our products is uncertain Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including: delays in product development, clinical testing, or manufacturing; unplanned expenditures in product development, clinical testing, or manufacturing; failure to receive regulatory approvals; inability to manufacture on our own, or through any others, products candidates on a commercial scale; failure to achieve market acceptance; and the emergence of superior or equivalent products. Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed Our trademarks, patents and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and patents could prevent us from enforcing them Trademark, and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2024.

Future Cardia, Inc.

By   /s/ *Jaeson Bang*

      Name: Future Cardia, Inc.

      Title: CEO, Founder, Secretary, Treasurer, principal accounting officer, and Director

Exhibit A

FINANCIAL STATEMENTS

Future Cardia Inc.

(a Nevada Corporation)

Audited Financial Statements

As of the year ended December 31, 2023
and December 31, 2022

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Future Cardia, Inc.

Table of Contents











Alice CPA

Independent Auditor's Report

April 4, 2024
To: Board of Directors of Future Cardia Inc.
Attn: Jaeson Bang, CFO
Re: 2023- 2022 Financial Statement Audit – Future Cardia Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Future Cardia Inc., which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Future Cardia Inc. as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Future Cardia Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Future Cardia Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Future Cardia Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates

made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Future Cardia Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 4, 2024



Future Cardia, Inc
(Formerly Known as Oracle Health, Inc.)
BALANCE SHEETS
December 31, 2023 and 2022
(Audited)

	2023	2022
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,157,697	$ 3,737,737
Stock receivable	-	1,335
Prepaid expenses	3,364	2,265
Total Current Assets	2,161,061	3,741,337
Property and Equipment		
Computers and equipment	22,031	22,031
Accumulated Depreciation	(3,672)	(525)
Net Property and Equipment	18,359	21,506
Other Assets		
Intangibles, net	17,611	2,131
Total Other Assets	17,611	2,131
Total Assets	$ 2,197,031	$ 3,764,974

The accompanying footnotes are an integral part of these financial statements.

(continued on next page)

Future Cardia, Inc
(Formerly Known as Oracle Health, Inc.)
BALANCE SHEETS (CONTINUED)
December 31, 2023 and 2022
(Audited)

	2023	2022
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 90,346	$ 72,872
Accrued expenses	24,675	38,263
Accrued interest	25,462	7,945
Total Current Liabilities	140,484	119,079
Long-Term Liabilities		
Convertible notes payable	286,000	276,000
SAFE Agreements	412,106	412,106
Total Long-Term Liabilities	698,106	688,106
Total Liabilities	838,590	807,185
Stockholders' Equity		
Preferred Stock, $0.00001 par value; 50,000,000 shares authorized; 0 shares issued and outstanding	-	-
Common Stock, $0.00001 par value; 200,000,000 authorized; 13,638,659 shares issued and outstanding	136	136
Additional Paid in Capital	10,905,996	9,002,522
Retained Earnings/ (Accumulated Deficit)	(9,547,691)	(6,044,869)
Total Stockholders' Equity	1,358,441	2,957,789
Total Liabilities and Stockholders' Equity	$ 2,197,031	$ 3,764,974

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc
(Formerly Known as Oracle Health, Inc.)
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2023 and 2022
(Audited)

	2023	2022
Revenues	$ -	$ -
Operating Expenses		
Advertising and marketing	22,526	2,066
General and administrative	140,673	103,494
Salaries and wages	263,383	186,883
Research and development	2,771,836	2,190,067
Professional services	96,377	204,086
Stock-based compensation	276,479	279,450
Depreciation and amortization	3,147	525
Total Operating Expenses	3,574,420	2,966,571
Other Income		
Interest income	89,116	47,084
Interest expense	(17,518)	(61,154)
Capital raise fees	-	(508,180)
Total Other income (expense)	71,598	(522,251)
Net Loss	$ (3,502,822)	$ (3,488,821)

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc
(Formerly Known as Oracle Health, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022
(Audited)

	Common Stock		Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)			
Balance as of December 31, 2021	10,144,779	$ 101	$ 3,381,514	$ (2,556,048)	$ 825,567
Issuance of common stock	3,493,880	35	5,341,557	-	5,341,593
Vesting of stock options	-	-	279,450	-	279,450
Net loss	-	-	-	(3,488,821)	(3,488,821)
Balance as of December 31, 2022	13,638,659	$ 136	$ 9,002,522	$ (6,044,869)	$ 2,957,789
Ongoing stock sale receipts	-	-	1,626,995	-	1,626,995
Vesting of stock options	-	-	276,479	-	276,479
Net loss	-	-	-	(3,502,822)	(3,502,822)
Balance as of December 31, 2023	13,638,659	$ 136	$ 10,905,996	$ (9,547,691)	$ 1,358,441

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc
(Formerly Known as Oracle Health, Inc.)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(Audited)

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (3,502,822)	$ (3,488,821)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Accrued interest	17,518	(30,621)
Depreciation and amortization	3,147	525
Stock-based compensation	276,479	279,450
Changes in operating assets and liabilities:		
Stock receivable	1,335	(1,335)
Prepaids	(1,099)	(2,265)
Accounts payable	17,475	37,759
Accrued expenses	(13,588)	38,263
Net cash provided by (used in) operating activities	(3,201,555)	(3,167,046)
Cash Flows from Investing Activities		
Purchase of equipment	-	(22,031)
Purchase of intangibles	(15,480)	(2,131)
Net cash used in investing activities	(15,480)	(24,162)
Cash Flows from Financing Activities		
Issuance of convertible notes	10,000	1,401,000
Issuance of common stock	-	3,136,593
Ongoing stock sale receipts	1,626,995	-
Net cash used in financing activities	1,636,995	4,537,593
Net change in cash and cash equivalents	(1,580,039)	1,346,384
Cash and cash equivalents at beginning of year	3,737,737	2,391,353
Cash and cash equivalents at end of year	$ 2,157,698	$ 3,737,737
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

Noncash transactions
During 2022, the Company converted $2,205,000 of convertible notes into 1,971,354 shares of common stock. These transactions have been eliminated from the statement of cash flows.

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 10

NOTE 1 – NATURE OF OPERATIONS

Oracle Health, Inc (the "Company") was incorporated as a Delaware corporation, on May 9, 2019. The Company is a healthcare technology company that is developing a digital cardiac monitor. The Company's product will utilize certain proprietary research carried out by Jaeson Bang, its founder.

On June 3, 2022 Oracle Health, Inc of Delaware merged with Oracle Health Inc. of Nevada and operations continued under the Nevada entity.

On July 15, 2022 the Company changed its name to Future Cardia, Inc.

Throughout this report, the terms "our", "we", "us", and the "Company" refer to Future Cardia, Inc. (formerly known as Oracle Health, Inc.)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant estimates used in the preparation of the accompanying financial statements include the estimate of valuation of stock-based compensation, and valuation allowances against net deferred tax assets.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses with balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 11

Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheet.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the statements of operations.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is seven years.

Intangible Assets

Patents are amortized over the estimated economic useful life of 15 years. The Company's management regularly reviews the carrying value of these assets for impairment and decline in value. Management believes that no impairment exists with respect to these assets as of December 31, 2023 and 2022.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023 and 2022.

Revenue Recognition

Revenues are recognized when control of promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of the revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company is pre-revenue and has not received consideration for any future sales.

Advertising

The Company expenses advertising costs as they are incurred.

Research and Development Costs

Research and development costs are expensed when incurred.

Stock Based Compensation

The Company accounts for stock options issued to employes under ASC 718, Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 12

award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company recognizes stock-based compensation for all share-based payment awards made to employees based on the estimated fair values using the Black-Scholes option pricing model.

Non-employee stock-based compensation is accounted for based on the fair value of the related stock or options. The fair value of options to be granted are estimated on the date of each grant using the Black-Scholes option pricing model and amortized ratably over the option's vesting period, which approximates the service period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 718. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credit to additional paid-in capital.

Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance. A requirement of the authoritative guidance is that deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax bases of assets and liabilities using the current enacted tax rate to be in effect when the taxes are actually paid or recovered.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are not recorded as a tax benefit or expense in the current year.

Management has analyzed all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by taxing authorities. The Company has no tax examinations in progress.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Simple Agreement for Future Equity (SAFE)

On May 6, 2019, the Company entered into a SAFE Agreement with our CEO for proceeds of $30,000 which was outstanding and reflected as a long-term liability as of December 31, 2022. See Note 5.

Employment Agreement

The Company entered into an employment agreement with its CEO, which includes an annual base salary of $250,000.

NOTE 4 – INTANGIBLE ASSETS

The Company has capitalized legal fees related to the application of its patent for intellectual property. All legal fees capitalized will be amortized over the length of the patent when issued. As of December 31, 2023 the Company has capitalized $17,611 in legal fees. The Company expects the patent to be issued in 2024 and amortization to commence.

Intangible assets consisted of the following as of December 31,:

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 13

	2023	2022
Patents	$ 17,611	$ 2,131
Less: accumulated amortization	(0)	(0)
Net Intangibles	$ 17,611	$ 2,131

Costs to renew or extend the term of intangible assets are capitalized as incurred and amortized over the revised useful life. Amortization expense for the years ended December 31, 2023 and 2022 was $0. Future annual amortization expense to be determined upon the patent issuance.

NOTE 5 - NOTES PAYABLE

Convertible Notes Payable

On February 21, 2020, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 5% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 12, 2020, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 25, 2020, the Company issued a convertible promissory note in exchange for $50,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On August 23, 2021, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On August 23, 2021, the Company issued a convertible promissory note in exchange for $530,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On January 28, 0222 the Company issued convertible promissory notes in exchange for $350,000. The convertible notes bear an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On February 10, 2022, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On May 4, 2022, the Company issued a convertible promissory note in exchange for $675,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On June 20, 2022, the above $2,205,000 of convertible promissory notes and $91,506 of accrued interest were converted into 1,971,354 shares of Common Stock.

On June 30, 2022, the Company issued convertible promissory notes in exchange for $176,000. The convertible notes bear an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due.

On August 2, 2022, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 14

As of December 31, 2022, $276,000 of convertible promissory notes were outstanding, with accrued interest of $7,495.

On December 29, 2023, the Company issued a convertible promissory note in exchange for $10,000. The convertible note bears an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due.

As of December 31, 2023, $286,000 of convertible promissory notes were outstanding, with accrued interest of $25,462.

Future principal repayments are as follows for the years ending December 31,

2024	$	276,000
2025		10,000
2026 and thereafter		-

The above outstanding convertible notes payable will convert under certain pre-defined condition such as a Qualified Equity Financing or Change of Control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Next Round Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

SAFE Agreements

During the period from May 9, 2019 (inception) through December 31, 2020, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the bolder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe price (price per share equal to the valuation capitalization divided by the total capitalization of the Company); and (ii) the basis for any dividend rights, which will be based on the convcrsi-0n price. The number of shares issued to the holder is determined by either (I) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation capitalization (ranging from $1,666,666 and $5,000,000); or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to tl1e valuation cap divided by the total capitalization of the company immediately prior to an equity financing event Total capitalization of the company includes all shares of capital stock issued and -Outstanding and outstanding vested and unvested options as :if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion 10 their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 15

As of December 31, 2023 and 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company has $412,106 SAFE obligations outstanding as of December 31, 2023 and 2022, which includes a SAFE obligation for $30,000 to our Chief Executive Officer, with valuation caps ranging from $1,666,666 and $5,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statements of operations. The Company has determined that the fair value at the date of issuance, and as of December 31, 2022, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the years ended December 31, 2023 and 2022.

NOTE 6 – STOCKHOLDERS' EQUITY

Preferred stock

As per our Amended and Restated Certificate of Articles of Incorporation dated October 22, 2020, we are authorized to issue up to 50,000,000 shares of preferred stock Our certificate of incorporation authorize our board of directors to issue these shares in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other right; that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire or of discouraging a third party from attempting to acquire, a majority of our outstanding, voting stock.

As of December 31, 2023 and 2022, no shares of preferred stock had been issued.

Common stock

Under our Amended and Restated Certificate of Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of $0.00001 par value Common Stock. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

During 2022 the Company offered for sale its common stock at $2.00 per share. The Company offered up to 2,355,221 shares for an aggregate maximum gross proceeds of $4,710,442 (the "2022 Offering"). On June 21, 2022, we closed the 2022 Offering in which we sold an aggregate of 1,522,526 shares of common stock for gross proceeds of approximately $3,045,000.

As of December 31, 2022, the number of common shares issued and outstanding was 13,638,659.

During 2023, the Company offered for sale its common stock at $2.95 per share (the 2023 Offering"). As of December 31, 2023, the Company received $1,626,995 in stock sale receipts. Upon the close of the 2023 Offering total shares purchased will be calculated and issued.

NOTE 7 - STOCK OPTIONS

In 2020, the Board of Directors adopted the 2020 Equity Incentive Plan ("the Plan"). The Plan provides for the grant of equity awards to employees and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 1,500,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

During 2022, the Company granted 350,000 stock options under the Plan to eight employees and three consultants. The granted options had an exercise price of $2.00 (the fair market value of our outstanding stock on the date of

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 16

grant as determined by our sole director), expire in ten years, and ranged from 100% immediate vesting to vesting over a twenty-four month period. The total grant date fair value of options granted was $574,609.

During 2023, the Company granted 85,000 stock options under the Plan to four employees. The granted options had an exercise price of $2.00 and $2.95 (the fair market value of our outstanding stock on the date of grant as determined by our sole director), expire in ten years, and vesting over a twenty-four month period. The total grant date fair value of options granted was $184,814.

The following is a summary of outstanding stock options issued:

	Number of Options	Weighted Average Exercised Price	Weighted Average Remaining Life in Years
Outstanding, December 31, 2021	700,000	$ 0.59	8.65
Granted	350,000	2.00	9.40
Exercised	-	-	-
Outstanding, December 31, 2022	1,050,000	$ 1.06	8.25
Granted	85,000	2.22	9.28
Exercised	-	-	-
Forfeited/Cancelled	(80,000)	2.00	8.36
Outstanding, December 31, 2023	1,055,000	$ 1.08	7.32
Vested, December 31, 2023	996,875	$ 1.08	7.32

Nonvested options	Total Options
Total non-vested options outstanding, December 31, 2021	-
Granted	350,000
Vested	(167,500)
Forfeited	-
Total non-vested options outstanding, December 31, 2022	182,500
Granted	85,000
Vested	(154,375)
Forfeited	(55,000)
Total non-vested options outstanding, December 31, 2023	58,125
Options exercisable, December 31, 2023	996,875

Stock option expense recognized for the years ended December 31, 2023 and 2022 was $256,923 and $279,450, respectively. Unamortized stock compensation remaining as of December 31, 2023, was $113,688.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 17

The stock options were valued using the Black-Scholes pricing model as indicated below:

Expected life (years)	1.31-6.13
Risk-free interest rate	1.63-4.11
Expected volatility	176.58-181%
Annual dividend yield	0

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

NOTE 8 – INCOME TAXES

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income in the applicable tax jurisdictions. In assessing the realizability of the deferred tax assets, the Company considered all positive and negative evidence available for all relevant jurisdictions and determined that it is more likely than not that all of the deferred tax assets will not be realized. The Company's cumulative losses since inception represent sufficient negative evidence to require a full valuation allowance in 2023 and 2022. The Company will maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

Deferred tax assets as of December 31, 2023 and 2022, as summarized as follows:

	2023	2022
Deferred tax assets:		
Net operating loss and tax credit carryforward	$ 2,340,600	$ 1,485,000
Deferred tax liabilities:		
Depreciation and amortization	(4,500)	(21,506)
Less: Valuation allowance	(2,336,100)	(1,463,494)
Deferred tax assets, net	$ -	$ -

A reconciliation of the income tax rate to the Company's effective tax rate is as follows:

Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	3.5%
Allowance valuation	(24.5)%
Income tax provision	0 %

On December 31, 2023, the Company has federal net operating loss carryforwards of approximately $9,550,000. As a result of the 2017 Tax Cuts and Jobs Act, federal net operating losses generated for tax years starting after December 31, 2017, have an indefinite life.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

FS - 18

Leases

The Company leases office space on a month-to-month basis. The monthly payments are approximately $500.

Legal

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 10 – SUBSEQUENT EVENTS

Stock Option Awards

Through the date of Management's evaluation, the Company has issued an additional 10,000 in stock options awards.

2023 Offering

Through the date of Management's evaluation in 2024, the Company has received an additional 663,450 from the ongoing stock offering.

Management's Evaluation

Management has evaluated subsequent events through April 4, 2024, the date on which the financial statements were available to be issued.

CERTIFICATION

I, Jaeson Bang, Principal Executive Officer of Future Cardia, Inc., hereby certify that the financial statements of Future Cardia, Inc. included in this Report are true and complete in all material respects.

Jaeson Bang

CEO, Founder, Secretary, Treasurer, principal accounting officer, and Director